SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549


                        SCHEDULE 13G


          Under the Securities Exchange Act of 1934


                    ACE*COMM CORPORATION
                      (Name of Issuer)


           COMMON STOCK, PAR VALUE $.01 PER SHARE
               (Title of Class of Securities)


                         0044 04 109
                       (CUSIP Number)

CUSIP No. 0044 04 109
Page 1 of  3 Pages
       1)   Names of Reporting Persons S.S. or I.R.S.
Identification Nos. of Above Persons.S. Joseph
Dorr.......................................................
 ..........................................

       2)   Check the Appropriate Box if a Member of a Group (see
Instructions)
            (a)

       (b)
       3)   SEC USE Only
       4)   Citizenship or Place of Organization
                 United States of America
Number of (5) Sole Voting Power...........................
 Shares                        719,008
  Bene-
ficially  (6) Shared Voting Power.........................
Owned by                          0
  Each    (7) Sole Dispositive Power......................
 Report-                       719,008
   ing
 Person
  With    (8) Shared Dispositive Power....................
                                  0
       9)   Aggregate Amount Beneficially Owned by Each Reporting
Person
       ...........................719,008.................
                            ...
       10)Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions)
       11)Percent of Class Represented by Amount in Row (11)
                           8.9%
       12)  Type of Reporting Person (See Instructions)


            ...............................................IN

Item 1(a).     Name of Issuer:

          ACE*COMM Corporation

Item 1(b).     Address of Issuer's Principal Executive
Offices:

          704 Quince Orchard Road
          Gaithersburg, Maryland 20878

Item 2(a).     Name of Person Filing:

          S. Joseph Dorr

Item 2(b).     Address of Principal Business Office, or, if
None, Residence:

          704 Quince Orchard Road
          Gaithersburg, Maryland 20878

Item 2(c).     Citizenship:

          United States of America

Item 2(d):     Title of Class of Securities:

          Common Stock, $.01 par value

Item 2(e):     CUSIP Number:

          0044 04 109

Item 3:        If this statement is filed pursuant to Rule
13d-1(b) or 13d-2(b) check whether the person filing is a:

          Not applicable.

Item 4:        Ownership

          (a)  Amount beneficially owned:  719,008 shares

          (b)  Percent of class:  8.9%

          (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote:
                         719,008
          (ii) Shared power to vote or to direct the vote:
                              0
          (iii)     Sole power to dispose or to direct the
               disposition of:  719,008
          (iv) Shared power to dispose or to direct the
               disposition of:  0

Item 5:        Ownership of Five Percent or Less of a Class

          Not applicable.

Item 6: Ownership of More than Five Percent on Behalf of Another Person

          Not applicable.

Item 7:        Identification and Classification of the
Subsidiary Which Acquired the                Security Being
Reported on by the Parent Holding Company

          Not applicable.

     Item 8:        Identification and Classification of
Members of the Group

          Not applicable.

Item 9:        Notice of Dissolution of Group

          Not applicable.

Item 10:  Certification

          Not applicable.

                          SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 1997
Date

/s/ S. Joseph Dorr
Signature

S. Joseph Dorr
Vice President
Name/Title